Cellebrite DI Ltd.

94 Shlomo Shmelzer Road

Petah Tikva, Israel

October 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE
Washington, D.C. 20549

Attn:	Jan Woo
Matthew Crispino

Re:	Cellebrite DI Ltd.
Registration Statement on Form F-1
Filed September 27, 2021, as amended
File No. 333-259826

Dear Ms. Woo and Mr. Crispino:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Cellebrite DI Ltd. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 6, 2021, or as soon thereafter as practicable.

Please call Colin Diamond of White & Case LLP at (212) 819-8754 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Cellebrite DI Ltd.

By:	/s/ Yossi Carmil
Name: Title:	Yossi Carmil Chief Executive Officer

cc:	Dana Gerner, Cellebrite DI Ltd.
Colin Diamond, White & Case LLP